PRESS RELEASE
Hydrogenics Reports Second Quarter 2007 Results
Strong Order Intake and Delivery of OnSite Generation Products Provides Strong Foundation for Growth
Highlights
•	Second quarter revenues up 76% year over year and 38% from the first quarter

•	Orders received up 43% to $11.9 million year over year/$33.2 million order backlog

•	Cash operating costs down 33% or $3.1 million from the first quarter

•	Quarterly net loss down 61% or $5.8 million year over year
Mississauga, Ontario. August 10, 2007 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting second quarter and six-month unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
“Last quarter we reported on a restructuring and streamlining of our operations to significantly reduce our annual cash consumption,” said Daryl Wilson, President and Chief Executive Officer. “The success of this initiative depended, in part, on achieving an improved order book and deliveries in our OnSite Generation business unit. In the second quarter, we achieved significant increases in both our order book and revenues, giving us confidence that we are on track to deliver meaningfully improved financial performance. At the same time, our sales funnel continues to be strong, bolstering our confidence and positive outlook.”
“Our Power Systems business unit continues to achieve positive gross margins by seeding pre-commercial markets with sales of our standard power module products as we gain traction in commercial sales to core backup power and materials handling markets,” Wilson added.
Results for the second quarter of 2007 compared to the second quarter of 2006
Revenues were $9.5 million, a 76% increase from the second quarter of 2006 and reflect $3.7 million of incremental OnSite Generation revenues and $0.7 million of increased Power Systems revenues, partially offset by $0.4 million of decreased Test Systems revenues.
Gross profit, expressed as a percentage of revenues, was 10% (negative 15% in 2006) and reflects the absence of $1.8 million of special warranty reserves taken in the second quarter of 2006 as a result of supplier component and other production quality issues as well as higher overhead absorption.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses less stock-based compensation expenses, were $6.2 million, a 23% decrease from $8.1 million in 2006 and are attributed to the streamlining and cost reduction initiative undertaken during the first quarter of 2007 and the absence of $0.7 million of one-time consulting charges related to Sarbanes-Oxley Act implementation and other business strategy matters.
Net loss was $3.8 million for the second quarter of 2007, a decrease of 61% from $9.6 million in 2006.
Results for the second quarter of 2007 compared to the first quarter of 2007
Revenues were $9.5 million, a 38% increase from the first quarter of 2007 and reflect $3.5 million of incremental OnSite Generation revenues and $0.2 million of increased Power Systems revenues, partially offset by a decrease of $1.1 million of Test Systems revenues.
Gross profit, expressed as a percentage of revenues, was 10% (13% in the first quarter) and reflects a larger proportion of revenues from our OnSite Generation business unit, which has historically generated lower gross profit than other business units and has not yet reflected the full benefits of all corrective measures implemented in recent months.
Cash operating costs were $6.2 million, a decrease of 33% from $9.3 million in the first quarter of 2007 and are attributed to a $2.1 million charge taken in the first quarter of 2007 to streamline our operations and a $1.2 million reduction in research and product development expenditures, offset by $0.2 million of other items.
Net loss was $3.8 million for the second quarter of 2007, a decrease of 54% from $8.3 million in the first quarter of 2007.
Results for the six months ended June 30, 2007 compared to the six months ended June 30, 2006
Revenues were $16.3 million, a $4.8 million or 42% increase from 2006 and reflect increased revenues in each of our business units including OnSite Generation ($3.2 million or 79%), Power Systems ($1.1 million or 55%) and Test Systems ($0.5 million or 9%).
Gross profit, expressed as a percentage of revenues, was 12%, an increase of 10% due to the absence of $1.8 million in special warranty reserves taken in the second quarter of 2006, combined with increased overhead absorption as a result of the resumption of deliveries of our OnSite Generation products.
Cash operating costs were $15.6 million, an increase of 1% from $15.4 million in 2006.
Net loss was $12.1 million, a decrease of 33% from $18.0 million in 2006.
Liquidity
Cash and cash equivalents and short-term investments were $43.9 million as at June 30, 2007. The $7.1 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to: (i) $6.3 million of net cash outflows from operations; (ii) $0.3 million of capital expenditures; and (iii) $0.5 million of net cash outflows from financing activities.

Order backlog
Order backlog as at June 30, 2007 was $33.2 million, as follows (in $ millions):

	Q1/07	Orders	Orders	Q2/07
	Backlog	Received	Delivered	Backlog

OnSite Generation	$17.8	$7.1	$5.4	$19.5
Power Systems	8.1	1.2	1.7	7.6
Test Systems	4.9	3.6	2.4	6.1

Total	$30.8	$11.9	$9.5	$33.2

In addition to revenue recognized in the six months ended June 30, 2007, we currently expect to deliver and recognize as revenue, a minimum of two thirds of our total backlog in the remainder of 2007.
Second Quarter Highlights
OnSite Generation
•	Booked $7.1 million of new orders and exited the quarter with a $19.5 million order backlog

•	Orders received are primarily for industrial applications for glass manufacturing, metallurgy and generator cooling

•	Delivered nine electrolyzers including two for hydrogen refueling applications

•	Significant sequential improvement in quarterly gross margin
Power Systems
•	Booked $1.2 million of new orders and exited the quarter with a $7.6 million order backlog

•	Within the Backup Power market we:
▪	pursued additional OEM opportunities in backup power markets

▪	delivered a DC power field trial unit to a leading telecom carrier in Europe
•	Within the Materials Handling market we:
▪	have now sold HyPX Power Packs to four of the five top material handling OEMs

▪	advanced discussions with end-users for multiple multi-year forklift deployments

▪	received our first order for Class 2 forklift trucks
•	Within our pre-commercial markets we received our third midibus order for deployment in Europe

Test Systems
•	Booked $3.6 million of new orders and exited the quarter with a $6.1 million order backlog

•	The majority of orders awarded in the quarter were for first-time customers
Conference Call Details
Hydrogenics will hold a conference call to review results on August 10, 2007 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-641-6111 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the company website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
Caution Regarding Forward Looking Statements
This release contains forward looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Investor:
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Email: ldavis@hydrogenics.com
Media:
Jane Dalziel, Director of Communications
Phone: (905) 361-3639
Email: jdalziel@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2007	2006

Assets

Current assets
Cash and cash equivalents	$43,857	$5,937
Short-term investments	—	54,350
Accounts receivable	8,522	9,740
Grants receivable	1,115	1,901
Inventories	16,428	12,718
Prepaid expenses	1,437	1,539

	71,359	86,185

Property, plant and equipment	5,141	5,435
Intangible assets	375	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$81,928	$97,173

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$19,056	$21,380
Unearned revenue	7,359	8,809

	26,415	30,189

Long-term debt	5	94
Deferred research and development grants	203	133

	26,623	30,416

Shareholders’ Equity
Share capital and other equity	321,821	321,094
Deficit	(261,126)	(249,033)
Accumulated other comprehensive loss	(5,390)	(5,304)

	55,305	66,757

	$81,928	$97,173

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Revenues	$9,465	$5,376	$16,315	$11,512

Cost of revenues	8,500	6,170	14,436	11,253

	965	(794)	1,879	259

Operating expenses
Selling, general and administrative	4,947	6,586	11,894	13,224
Research and product development	1,690	1,967	4,552	3,182
Amortization of property, plant and equipment	223	266	447	530
Amortization of intangible assets	62	2,118	125	4,236

	6,922	10,937	17,018	21,172

Loss from operations	(5,957)	(11,731)	(15,139)	(20,913)

Other income (expenses)
Provincial capital tax	(56)	(60)	(74)	(86)
Interest	591	1,060	1,458	2,006
Foreign currency gains (losses)	1,639	1,118	1,669	1,053

	2,174	2,118	3,053	2,973

Loss before income taxes	(3,783)	(9,613)	(12,086)	(17,940)
Current income tax expense	4	13	7	18

Net loss for the period	$(3,787)	$(9,626)	$(12,093)	$(17,958)

Net loss per share
Basic and diluted	$(0.04)	$(0.11)	$(0.13)	$(0.20)

Weighted average number of common shares outstanding	91,765,691	91,781,393	91,830,666	91,743,525

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(3,787)	$(9,626)	$(12,093)	$(17,958)
Items not affecting cash
Amortization of property, plant and equipment	375	447	801	893
Amortization of intangible assets	62	2,118	125	4,236
Unrealized foreign exchange (gains) losses	189	15	81	(12)
Imputed interest on long-term debt	—	—	—	1
Non-cash consulting fees	—	20	—	39
Stock-based compensation	406	495	896	997
Net change in non-cash working capital	(3,543)	(709)	(5,480)	(422)

	(6,298)	(7,240)	(15,670)	(12,226)

Investing activities
Decrease in short-term investments	—	14,002	54,350	77,010
Purchase of property, plant and equipment	(296)	(540)	(507)	(805)

	(296)	13,462	53,843	76,205

Financing activities
Repayment of long-term debt	(57)	(30)	(94)	(93)
Deferred research and development grant	(463)	(25)	10	3
Common shares issued (purchased and cancelled), net of issuance costs	—	165	(169)	388

	(520)	110	(253)	298

Increase (decrease) in cash and cash equivalents during the period	(7,114)	6,332	37,920	64,277

Cash and cash equivalents — Beginning of period	50,971	63,339	5,937	5,394

Cash and cash equivalents — End of period	$43,857	$69,671	$43,857	$69,671